Mail Stop 4561

November 28, 2006

VIA U.S. MAIL

Ms. Jie Chen
Chief Executive Officer
Minghua Group International Holdings Limited
8/F East Area
Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

> **Re: Minghua Group International Holdings Limited**
> **Form 10-KSB/A for the year ended December 31, 2005**
> **Filed November 21, 2006**
> **File No. 000-30183**

Dear Ms. Chen:

We have reviewed your amendment filed November 21, 2006, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2005

3. Business Acquisitions

1. We have reviewed your response to comment #4, and note that you have stated in your response that the acquisition of the 15% non-controlling minority interest should be accounted for using the purchase method. Please revise your financial statements to record this transaction as a purchase in accordance with SFAS 141,

which would require valuing the net assets acquired at fair value. Please disclose how you have determined the cost of the acquired entity, whether you valued it at the fair value of the shares issued, or of the net assets received, and how you determined which was the appropriate method. If you value the transaction based on the value of net assets received, tell us what method you used to value the assets, and if you obtained an independent appraisal. Refer to paragraphs 20-23 of SFAS 141.

2. We note that you paid $1,690,474 to several parties for an indirect 89.9% equity interest in Guangzhou Bus Installation Company. Please tell us where the cash paid for this transaction appears in your statement of cash flows.

4. Stockholders' Equity

3. We note that you received $653,795 from Qiang Long during 2004 towards the first installment of their stock subscription. Please tell us where this amount appears in your statement of cash flows for 2004.

* * * *

As appropriate, please amend your Forms 10-KSB/A and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief